March 4, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Eagle Alternative Capital BDC, Inc. – File No. 814-00789

Rule 17g-1(g) Fidelity Bond Filing

Dear Sir or Madam:

On behalf of First Eagle Alternative Capital BDC, Inc. (the “Corporation”), a company that has elected to be regulated as a business development company under the Investment Company Act of 1940 (the “1940 Act”), I am filing the following documents pursuant to Rule 17g-1 under the 1940 Act:

a)

a Certificate of the Secretary of the Corporation containing the resolutions of a majority of the board of directors who are not “interested persons” of the Corporation (as defined in the 1940 Act), attached hereto as Exhibit A, approving the amount, type, form and coverage of the joint fidelity bond and a statement as to the period for which premiums have been paid.

b)	a copy of the Corporation’s joint insured fidelity bond, attached hereto as Exhibit B; and

c)	a copy of the joint fidelity bond agreement between the Corporation and all of the other named insureds, attached hereto as Exhibit C (the “Agreement”).

The Corporation would have provided and maintained a single insured bond in the amount of at least $900,000 had it not been named as an insured under a joint insured bond. The Corporation will continue to pay its portion of a premium, as approved by the Corporation’s Board of Directors, for a $1.0 million bond for the policy period, January 31, 2022 to January 31, 2023.

Very truly yours,
First Eagle Alternative Capital BDC, Inc.

/s/ Sabrina Rusnak-Carlson
Sabrina Rusnak-Carlson Secretary

CERTIFICATE

The undersigned, Sabrina Rusnak-Carlson, Secretary of First Eagle Alternative Capital BDC, Inc., a Delaware corporation (the “Corporation”), does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Corporation’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Secretary of the Corporation, and together with other executive officers of the Corporation has custody of the corporate records of the Corporation and is a proper officer to make this certification.

3. Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Directors of the Corporation, including a majority of the Board of the Directors who are not “interested persons” of the Corporation, approving the amount, type, form and coverage of the Bond.

4. Premiums are being paid for the period January 31, 2022 to January 31, 2023.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 4th day of March, 2022.

/s/ Sabrina Rusnak-Carlson
Sabrina Rusnak-Carlson Secretary

EXHIBIT A

Ratification of Joint Investment Fidelity Institution Bond

WHEREAS, First Eagle Alternative Capital BDC, Inc. (the “Company”) is insured under an investment company blanket bond issued by Marsh (the “Bond”) insuring the Company as well as First Eagle Alternative Credit, LLC (“FEAC”) against loss in the cumulative aggregate amount of $1,000,000;

WHEREAS, the Board ratifies entry into such Bond based on its prior determination of the adequacy of the Bond based on due consideration to (1) the amount and type of coverage provided by the Bond, (2) the value of the assets of the Company to which any person covered by the Bond may have access, (3) the type and terms of the arrangements made by the Company for the custody and safekeeping of its assets, (4) the nature of the securities in the Company’s portfolio, (5) the nature and method of conducting the operations of the Company, and (6) the accounting procedures and controls of Company; and

WHEREAS, the Board has considered the portion of the premium to be paid by the Company with due consideration to: (1) the number of other parties named as insured; (2) the nature of the business activities of such other parties named as insured; (3) the amount of the Bond; (4) the amount of the premium for the Bond; (5) the basis for allocation of the premium among all parties named as insureds; (6) the extent to which the share of the premium allocated to the Company is less than the premium the Company would have had to pay if it had provided and maintained a single insured bond.

RESOLVED, that $1,000,000 is determined to be a reasonable amount of fidelity bond coverage to be maintained by the Company in accordance with Section 17(g) of, and Rule 17g-1 under, the Investment Company Act of 1940, as amended;

RESOLVED, that the form of the Bond is ratified and approved; and

RESOLVED, that the proposed portion of the premium for the Bond shall be allocated as follows: (i) 75% to the Company for the first $900,000 of coverage, (ii) 25% to FEAC for the first $900,000 of coverage, and (iii) 100% to FEAC for the remaining $100,000 of incremental coverage, and such allocation is fair and reasonable and is hereby ratified and approved.

EXHIBIT B

February 23, 2022

Michael White

Managing Director

MARSH USA INC

1166 AVENUE OF THE AMERICAS

NEW YORK, NY 10036

Re:	First Eagle Alternative Credit, LLC

Fidelity Bonds

Policy Number 652012475

Expiration Date: 01/31/2023

Dear Michael,

We are pleased to enclose Policy Number 652012475 for First Eagle Alternative Credit, LLC. We trust that this policy meets with the specifications outlined in our quotation (number 6266507101). Please review it carefully to confirm this. Should you detect any problem, please contact me as soon as possible.

If commissions or other compensation are payable hereunder, Insurance Producer will comply with all applicable federal and state laws, rules, regulations and/or orders governing disclosure by an agent, broker or producer to an insured or prospective insured of commissions or other compensation.

We appreciate the opportunity to do business with First Eagle Alternative Credit, LLC and with you. If you should have any comments, questions, or concerns, please do not hesitate to contact me.

Sincerely,

Sean T. Stokes

Underwriting Consultant

(212) 440-3953

Sean.Stokes@cna.com

For All the Commitments You Make® 125 Broad Street – 8th Floor, New York, NY 10004	Declarations FINANCIAL INSTITUTION BOND STANDARD FORM #14

CUSTOMER		DATE ISSUED
NUMBER
697931		02/23/2022

POLICY NUMBER	COVERAGE IS PROVIDED BY	PRODUCER NO.
652012475	Continental Insurance Company	739921
(herein called ‘Underwriter’)

NAMED INSURED AND ADDRESS		PRODUCER NAME AND ADDRESS

Item 1. First Eagle Alternative Credit, LLC (herein called ‘Insured’)		MARSH USA INC Michael White
100 Federal Street, Floor 31		1166 AVENUE OF THE AMERICAS
Boston, MA 02110		NEW YORK, NY 10036

Item 2.	Bond Period: from 12:01 a.m. on 1/31/2022 to 12:01 a.m. on 1/31/2023 standard time.

Item 3.	The Aggregate Limit of Liability of the Underwriter during the Bond Period shall be $ 1,000,000

Item 4.	Subject to Section 4 and 11 hereof,

the Single Loss Limit of Liability is $1,000,000.

and the Single Loss Deductible is $50,000.

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above.

Amount applicable to:	Single Loss Limit of Liability	Single Loss Deductible
Fidelity - Blanket	$1,000,000	$50,000
Premises	$1,000,000	$50,000
Transit	$1,000,000	$50,000
Forgery or Alteration	$1,000,000	$50,000
Securities	$1,000,000	$50,000
Counterfeit Currency	$1,000,000	$50,000
Central Handling of Securities	$1,000,000	$50,000
Computer Systems Fraud	$1,000,000	$50,000
Facsimile Signatures	$1,000,000	$50,000
Telefacsimile Transfer Fraud	$1,000,000	$50,000
Voice Initiated Transfer Fraud	$1,000,000	$50,000
Uncollectible Items of Deposit	$100,000	$10,000
Audit Expense	$25,000	$5,000
Claims Expense	$25,000	$5,000

F-30098-Bc

Ed. Date 6/98

For All the Commitments You Make® 125 Broad Street – 8th Floor, New York, NY 10004	Declarations FINANCIAL INSTITUTION BOND STANDARD FORM #14

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto:

SR 5907a Insuring Agreement (G) Rider

SR 5967e Central Handling of Securities

SR 6196 Computer Systems Fraud Insuring Agreement

G-145184-A Economic & Trade Sanctions Conditions

FIG-4000-A Amend Sec.5 Notice/Proof - Legal Proceedings Against Underwriter

FIG-4002-A Amend Sec.3 Discovery

FIG-4003-A Amend Sec.12 Termination or Cancelation - notice

FIG-4006-A Amend G.A. D Representation of Insured - intentional

FIG-4010-A Amend Sec.2 Exclusion (j) - adjudication

FIG-4021-A Amend G.A. F Notice of Legal Proceeding...

FIG-4026-A Amend Ins. Agr.(A) Fidelity

FIG-4041-FD Uncertificated Securities

GSL-11675-XX Telefacsimile Transfer Fraud Endorsement

GSL-18202-XX Amend General Agreement B Written Notice Requirement

GSL-3895-XX Voice Initiated Transfer Fraud

GSL-7132 Trade and Economic Sanctions Endorsement

PRO-4190-A Uncollectible Items of Deposit Endorsement

CNA-80617-XX Fraudulent Transfer Instructions Rider

CNA-94655-XX Cryptocurrency Exclusion Rider

CNA-95100-XX Social Engineering Fraud Coverage Rider

CNA-93664-XX Fraudulent Mortgages Insuring Agreement Rider

SR 5109a Adding or Deducting Insureds Rider

FIG-4029-A Claim Expenses Coverage Rider

FIG-4034-A Audit Expenses Coverage Rider

Item 6.	Notice of claim should be sent to the Underwriter at:

CNA – Claims Reporting
P.O Box 8317
Chicago, IL 60680-8317
Email Address: SpecialtyNewLoss@cna.com
Fax Number: 866-773-7504

Item 7.

The Insured by acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) No(s). 652012475, such termination or cancelation to be effective as of the time this bond becomes effective.

Item 8.	PROPOSED SCHEDULE OF UNDERLYING INSURANCE

Primary:	Limit of Liability:
$0
Underlying Excess:
N/A

F-30098-Bc

Ed. Date 6/98

For All the Commitments You Make® 125 Broad Street – 8th Floor, New York, NY 10004	Declarations FINANCIAL INSTITUTION BOND STANDARD FORM #14

IN WITNESS WHEREOF, the Underwriter has caused this bond to be signed by its Chairman and Secretary, at Chicago, Illinois, but the same shall not be binding upon the Underwriter unless countersigned by a duly authorized representative of the Underwriter.

By		Countersigned by
	Attorney-in-fact		Authorized Representative

Authorized Representative

F-30098-Bc

Ed. Date 6/98

FINANCIAL INSTITUTION BOND

Standard Form No. 14, Revised to October, 1987

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A)	Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss; and

(b)	to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES

(B) (1)	Loss of Property resulting directly from

(a)	robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b)	theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured,

while the Property is lodged or deposited within offices or premises located anywhere.

(2)	Loss of or damage to

(a)

furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

(b)	such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief.

provided that

(i)	the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(ii)	the loss is not caused by fire.

IN TRANSIT

(C)

Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(a)	a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

(b)	a Transportation Company and being transported in an armored motor vehicle, or

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(c)	a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(i)	records, whether recorded in writing or electronically, and

(ii)	Certified Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(iii)	Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION

(D)	Loss resulting directly from

(1)

Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.

(2)

transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

SECURITIES

(E)	Loss resulting directly from the insured having, in good faith, for its own account or for the account of others

(1)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

(a)	Certificated Security,

(b)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property.

(c)	Evidence of Debt,

(d)	Instruction to a Federal Reserve Bank of the United States, or

(e)	Statement of Uncertificated Security of any Federal Reserve Bank of the United States

which

(i)

bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

(ii)	is altered, or

(iii)	is lost or stolen;

(2)	guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above.

(3)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

TSB 5062b	Page 2 of 13

COUNTERFEIT CURRENCY

(F)

Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES

A.

Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION, MERGER OR PURCHASE OF ASSETS—NOTICE

B.

If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

(a)	has occurred or will occur in offices or premises, or

(b)	has been caused or will be caused by an employee or employees of such institution, or

(c)	has arisen or will arise out of the assets or liabilities

acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

(i)	give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

(ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

(iii)	upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF CONTROL—NOTICE

C.	When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

REPRESENTATION OF INSURED

D.	The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

TSB 5062b	Page 3 of 13

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

JOINT INSURED

E.

If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED—ELECTION TO DEFEND

F.

The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5. of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5. of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5., the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a)	Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

TSB 5062b	Page 4 of 13

(b)	Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

(d)	Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	represented by an instrument issued in bearer or registered form;

(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d)	Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

(e)	Employee means

(1)

a natural person in the service of the Insured at any of the Insured’s offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

(2)	an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

(3)

a person provided by an employment contractor to perform employee duties for the Insured under the Insured’s supervision at any of the Insured’s offices or premises covered hereunder, and a guest student pursuing studies or duties in any of said offices or premises;

(4)	an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

(5)

each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.); and

(6)	a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.

(f)

Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

(g)	Financial Interest in the Insured of the Insured’s general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1)

as respects general partners the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(a)

the “net worth” of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

TSB 5062b	Page 5 of 13

(b)

the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as setoff against loss covered by this bond;

provided, however, that if such “net worth” adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2)	as respects limited partners the value of such limited partner’s(’) investment in the Insured.

(h)

Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

(i)

Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(j)	Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

(k)

Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(l)	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(m)	Negotiable Instrument means any writing

(1)	signed by the maker or drawer; and

(2)	containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(3)	is payable on demand or at a definite time; and

(4)	is payable to order or bearer.

(n)	Partner means a natural person who

(1)	is a general partner of the Insured, or

(2)	is a limited partner and an Employee (as defined in Section 1(e)(1) of the bond) of the Insured.

(o)

Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not herein before enumerated.

(p)	Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

(1)	a description of the Issue of which the Uncertificated Security is a part;

(2)	the number of shares or units:

(a)	transferred to the registered owner;

(b)	pledged by the registered owner to the registered pledgee;

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(c)	released from pledge by the registered pledgee;

(d)	registered in the name of the registered owner on the date of the statement; or

(e)	subject to pledge on the date of the statement;

(3)	the name and address of the registered owner and registered pledgee;

(4)

a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5)	the date:

(a)	the transfer of the shares or units to the new registered owner of the shares or units was registered;

(b)	the pledge of the registered pledgee was registered, or

(c)	of the statement, if it is a periodic or annual statement.

(q)	Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(r)	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2)	of a type commonly dealt in on securities exchanges or markets; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(s)

Withdrawal Order means a nonnegotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.

EXCLUSIONS

Section 2. This bond does not cover:

(a)	loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

(b)

loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c)

loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d)

loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

(e)

loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E);

(f)	loss resulting from any violation by the Insured or by any Employee

TSB 5062b	Page 7 of 13

(1)

of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2)

of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g)

loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h)

loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i)

loss resulting directly or indirectly from transactions in a customer’s account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer’s account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j)

damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;

(k)	loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

(1)	in obtaining credit or funds, or

(2)	in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

(3)	in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l)

loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m)	loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)

to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)	to do damage to the premises or property of the Insured, except when covered under Insuring Agreement (A);

(n)

loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

(o)	loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

TSB 5062b	Page 8 of 13

(p)	loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

(q)

loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

(r)	loss of Property while

(1)	in the mail, or

(2)	in the custody of any Transportation Company, unless covered under Insuring Agreement (C),

except when covered under Insuring Agreement (A);

(s)	potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t)	damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

(u)	all fees, costs and expenses incurred by the Insured

(1)	in establishing the existence of or amount of loss covered under this bond, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v)	indirect or consequential loss of any nature;

(w)	loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

(x)

loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y)

loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

(z)	loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa)

loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

TSB 5062b	Page 9 of 13

Aggregate Limit of Liability

The Underwriter’s total liability for all losses discovered during the Bond Period shown in Item 2. of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3. of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a)	The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b)

The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4. of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F, resulting from

(a)	any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

(b)

any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c)	all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d)	any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF—LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a)	At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b)	Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c)	Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d)

Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e)

If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f)	This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

TSB 5062b	Page 10 of 13

VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A)

ASSIGNMENT— SUBROGATION— RECOVERY— COOPERATION

Section 7.

(a)

In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b)	In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.

(c)

Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6. or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

TSB 5062b	Page 11 of 13

(d)	Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall

(1)	submit to examination by the Underwriter and subscribe to the same under oath; and

(2)	produce for the Underwriter’s examination all pertinent records; and

(3)	cooperate with the Underwriter in all matters pertaining to the loss.

(e)

The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8. With respect to any loss set forth in subsection (c) of Section 4. of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancellation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

OTHER INSURANCE OR INDEMNITY

Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP

Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4., exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TSB 5062b	Page 12 of 13

TERMINATION OR CANCELATION

Section 12. This bond terminates as an entirety upon occurrence of any of the following:—(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2. of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor—(a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

TSB 5062b	Page 13 of 13

INSURING AGREEMENT (G) FACSIMILE SIGNATURE COVERAGE

It is agreed that:

1.	The attached bond is hereby amended by adding an additional Insuring Agreement as follows:

“(G)Loss resulting directly from the fact that an issuer of securities, transfer agent, bank, banker or trust company received from the Insured or the New York Stock Exchange specimen copies of the Insured’s mechanically reproduced facsimile signature and acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by the Insured or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of the Insured’s having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that

“(a)	such facsimile signature is used on a document

(1)

as the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in the name of the Insured on the books of the association, company or corporation issuing the same; or

(2)

as the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which the Insured may now or at any time hereafter be named as attorney to effect said transfer, whether said power of substitution is embodied in an endorsement on the certificate for said shares of stock or other registered security or in a separate instrument;

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must Be Completed		Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
Rider/Endorsement No.	Policy No.	Issued to:	Effective date of
1	652012475		this rider/endorsement

		Countersigned by

Authorized Representative

SR 5907a

(ED. 11/88)

“(b)

the New York Stock Exchange has not interposed any objections to the use by the Insured of such facsimile signature and such agreement, if any, was required by the said Exchange as a condition to its failing to interpose any such objection; and

“(c)	this Insuring Agreement (G) shall not apply to any Certificated Securities which are Counterfeit.”

2.	Sub-sections (a) and (e) of Section 2. of the attached bond shall not apply to Insuring Agreement (G).

INSURING AGREEMENT (G) RIDER

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14, WHEN ISSUED TO AN ELIGIBLE INSURED TO ADD INSURING AGREEMENT (G) TO PERMIT THE USE OF FACSIMILE SIGNATURES AS THE SIGNATURE TO AN ASSIGNMENT OR TO A POWER OF SUBSTITUTION.

REVISED TO NOVEMBER, 1988.

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must Be Completed		Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
Rider/Endorsement No.	Policy No.	Issued to:	Effective date of
1	652012475		this rider/endorsement

		Countersigned by

Authorized Representative

SR 5907a

(ED. 11/88)

CENTRAL HANDLING OF SECURITIES

It is agreed that:

1. Those premises of Depositories listed in the following Schedule shall be deemed to be premises of the Insured but only as respects coverage on Certificated Securities:

SCHEDULE

DEPOSITORY	LOCATION COVERED

Any Depository used by the Insured

2. Certificated Securities held by such Depository shall be deemed to be Property as defined in the attached bond to the extent of the Insured’s interest therein as effected by the making of appropriate entries on the books and records of such Depository.

3. The attached bond does not afford coverage in favor of any Depository listed in the Schedule above. When the Underwriter indemnifies the Insured for a loss covered hereunder, the Insured will assign the rights and causes of action to the extent of the claim payment against the Depository, or any other entity or person against whom it has a cause of action, to the Underwriter.

4. If the rules of the Depository named in the Schedule above provide that the Insured shall be assessed for a portion of the judgment (or agreed settlement) taken by the Underwriter based upon the assignment set forth in part 3 above and the Insured actually pays such assessment, then the Underwriter will reimburse the Insured for the amount of the assessment but not exceeding the amount of loss payment by the Underwriter.

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must Be Completed		Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
Rider/Endorsement No.	Policy No.	Issued to:	Effective date of
2	652012475		this rider/endorsement

		Countersigned by

Authorized Representative

SR 5967e

(ED. 10/87)

CENTRAL HANDLING OF SECURITIES FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 24 AND 25 TO SCHEDULE THE PREMISES OF DEPOSITORIES. REVISED TO OCTOBER, 1987.

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must Be Completed		Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
Rider/Endorsement No.	Policy No.	Issued to:	Effective date of
2	652012475		this rider/endorsement

		Countersigned by

Authorized Representative

SR 5967e

(ED. 10/87)

COMPUTER SYSTEMS FRAUD

It is agreed that:

1.	The attached bond is amended by adding an Insuring Agreement as follows:

COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent

(1)	entry of Electronic Data or Computer Program into, or

(2)	change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;

provided that the entry or change causes

(i)	Property to be transferred, paid or delivered,

(ii)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(iii)	an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2.	In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

(A)

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must Be Completed		Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
Rider/Endorsement No.	Policy No.	Issued to:	Effective date of
3	652012475		this rider/endorsement

		Countersigned by

Authorized Representative

SR 6196

(ED. 12/93)

(B)	Computer System means

(1)	computers with related peripheral components, including storage components wherever located,

(2)	systems and applications software,

(3)	terminal devices, and

(4)	related communication networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(C)

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

EXCLUSIONS

(A)

loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract;

(B)

loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C)	loss resulting directly or indirectly from

(1)	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

(2)	failure or breakdown of electronic data processing media, or

(3)	error or omission in programming or processing;

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must Be Completed		Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
Rider/Endorsement No.	Policy No.	Issued to:	Effective date of
3	652012475		this rider/endorsement

		Countersigned by

Authorized Representative

SR 6196

(ED. 12/93)

(D)

loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer’s authentication mechanism;

(E)	loss resulting directly or indirectly from the theft of confidential information.

SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

3.	The exclusion below, found in financial institution bonds forms 14 and 25, does not apply to the Computer Systems Fraud Insuring Agreement.

“loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);”

Accepted:

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15 AND 25. ADOPTED DECEMBER, 1993.

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must Be Completed		Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
Rider/Endorsement No.	Policy No.	Issued to:	Effective date of
3	652012475		this rider/endorsement

		Countersigned by

Authorized Representative

SR 6196

(ED. 12/93)

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ECONOMIC AND TRADE SANCTIONS CONDITION

The following condition is added to the Policy:

ECONOMIC AND TRADE SANCTIONS CONDITION

In accordance with laws and regulations of the United States concerning economic and trade embargoes, this policy is void from its inception with respect to any term or condition of this policy that violates any laws or regulations of the United States concerning economic and trade embargoes including, but not limited to the following:

1.

Any insured under this Policy, or any person or entity claiming the benefits of such insured, who is or becomes a Specially Designated National or Blocked Person or who is otherwise subject to U.S. economic or trade sanctions;

2.

Any claim or suit that is brought in a Sanctioned Country or by a Sanctioned Country Government, where any action in connection with such claim or suit is prohibited by U.S. economic or trade sanctions;

3.	Any claim or suit that is brought by any Specially Designated National or Blocked Person or any person or entity who is otherwise subject to U.S. economic or trade sanctions;

4.

Property that is located in a Sanctioned Country or that is owned by, rented to or in the care, custody or control of a Sanctioned Country Government, where any activities related to such property are prohibited by U.S. economic or trade sanctions; or

5.

Property that is owned by, rented to or in the care, custody or control of a Specially Designated National or Blocked Person, or any person or entity who is otherwise subject to U.S. economic or trade sanctions.

As used in this endorsement a Specially Designated National or Blocked Person is any person or entity that is on the list of Specially Designated Nationals and Blocked Persons issued by the U.S. Treasury Department’s Office of Foreign Asset Control (O.F.A.C.) as it may be from time to time amended.

As used in this endorsement a Sanctioned Country is any country that is the subject of trade or economic embargoes imposed by the laws or regulations of the United States of America.

ENDORSEMENT NUMBER: 4

POLICY NUMBER: 652012475

ISSUED TO: First Eagle Alternative Credit, LLC

EFFECTIVE DATE OF ENDORSEMENT: 01/31/2022

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown above.

By Authorized Representative _______________________________________________________________________

(No signature is required if this endorsement is issued with the Policy or if it is effective on the Policy Effective Date)

G-145184-A (Ed. 6/03)

AMEND SECTION 5. NOTICE/PROOF-LEGAL PROCEEDINGS AGAINST UNDERWRITER

It is agreed that:

Section 5. NOTICE/PROOF-LEGAL PROCEEDINGS AGAINST UNDERWRITER is deleted in its entirety and replaced with the following:

NOTICE/PROOF—LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a)	At the earliest practicable moment, not to exceed 60 days after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b)	Within 60 days after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c)	Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d)

Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e)

If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f)	This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

All other provisions of this bond remain unchanged.

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must Be Completed		Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
Rider/Endorsement No.	Policy No.	Issued to:	Effective date of
5	652012475		this rider/endorsement

		Countersigned by

Authorized Representative

FIG-4000-A

(ED. 06/98)

AMEND SECTION 3. DISCOVERY

It is agreed that:

Section 3. DISCOVERY is deleted in its entirety and replaced with the following:

DISCOVERY

Section 3.

This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when CFO, COO or General Counsel of the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when CFO, COO, or General Counsel receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

All other provisions of this bond remain unchanged

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must Be Completed		Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
Rider/Endorsement No.	Policy No.	Issued to:	Effective date of
6	652012475		this rider/endorsement

		Countersigned by

Authorized Representative

FIG-4002-A

(ED. 06/98)

AMEND SECTION 12. TERMINATION OR CANCELATION

It is agreed that:

Section 12. TERMINATION OR CANCELATION is deleted in its entirety and replaced with the following:

TERMINATION OR CANCELLATION

Section 12.

This bond terminates as an entirety upon occurrence of any of the following:—(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2. of the Declarations.

All other provisions of this bond remain unchanged.

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must Be Completed		Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
Rider/Endorsement No.	Policy No.	Issued to:	Effective date of
7	652012475		this rider/endorsement

		Countersigned by

Authorized Representative

FIG-4003-A

(ED. 06/98)

AMEND GENERAL AGREEMENT D. REPRESENTATION OF INSURED

It is agreed that:

General Agreement D. REPRESENTATION OF INSURED is deleted in its entirety and replaced with the following:

REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is true and correct. Such application shall constitute a part of this bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

All other provisions of this bond remain unchanged.

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must Be Completed		Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
Rider/Endorsement No.	Policy No.	Issued to:	Effective date of
8	652012475		this rider/endorsement

		Countersigned by

Authorized Representative

FIG-4006-A

(ED. 06/98)

AMEND SECTION 2. EXCLUSIONS

It is agreed that:

Exclusion (j) is deleted in its entirety and replaced with the following:

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured has been adjudicated to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended.

All other provisions of this bond remain unchanged.

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must Be Completed		Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
Rider/Endorsement No.	Policy No.	Issued to:	Effective date of
9	652012475		this rider/endorsement

		Countersigned by

Authorized Representative

FIG-4010-A

(ED. 06/98)

AMEND GENERAL AGREEMENT F. NOTICE OF LEGAL

PROCEEDINGS AGAINST INSURED — ELECTION TO DEFEND

It is agreed that:

General Agreement F. NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED — ELECTION TO DEFEND is deleted in its entirety and replaced with the following:

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED — ELECTION TO DEFEND

F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 60 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a covered loss by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. IN addition, the Insured must notify the Underwriter within 30 (thirty) days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceeding for the recovery of such loss after the expiration of 24 (twenty-four) months from the date of such final judgment or settlement.

All other provisions of this bond remain unchanged.

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must Be Completed		Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
Rider/Endorsement No.	Policy No.	Issued to:	Effective date of
10	652012475		this rider/endorsement

		Countersigned by

Authorized Representative

FIG-4021-A

(ED. 06/98)

AMEND INSURING AGREEMENT A. FIDELITY

It is agreed that:

Insuring Agreements A. FIDELITY is deleted in its entirety and replaced with the following:

FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee of the Insured, whether committed alone or in collusion with others, with the intent:

(a)	to cause the Insured to sustain such loss, or

(b)	to obtain Financial Benefit for the Employee of the Insured, or another person or entity acting in collusion with such Employee.

Notwithstanding the foregoing, however, it is agreed that with regard to Trading and Lending, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee of the Insured, provided that the Employee acted with the intent to cause the Insured to sustain a loss and to obtain a Financial Benefit for the Employee.

As used throughout this Insuring Agreement (A):

Financial Benefit does not include any employee benefits, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing, or pensions, and the term “Funds or Property” does not include any Loan.

Lending means the process by which a Loan is made.

Loan means all extensions of credit by the Insured and all transactions creating a creditor or lessor relationship in favor of the Insured, including all repurchase agreements or reverse repurchase agreements, and all transactions by which the Insured assumes an existing creditor or lessor relationship, and includes all such extensions of credit whether authorized or unauthorized.

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must Be Completed		Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
Rider/Endorsement No.	Policy No.	Issued to:	Effective date of
11	652012475		this rider/endorsement

		Countersigned by

Authorized Representative

FIG-4026-A

(ED. 06/98)

Trade means any actual, fictitious, genuine or non-genuine, authorized or unauthorized purchase (other than any repurchase agreement or reverse repurchase agreement), exchange or sale transaction, with or without the knowledge of the Insured in the name of the Insured or otherwise, whether or not represented by any indebtedness or balance shown to be due the Insured on any account.

Trading means the process by which a Trade is made.

All other provisions of this bond remain unchanged.

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must Be Completed		Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
Rider/Endorsement No.	Policy No.	Issued to:	Effective date of
11	652012475		this rider/endorsement

		Countersigned by

Authorized Representative

FIG-4026-A

(ED. 06/98)

UNCERTIFICATED SECURITIES

It is agreed that:

1.	Insuring Agreement (E) SECURITIES is deleted in its entirety and replaced with the following:

SECURITIES

(E)	Loss resulting from the Insured having, in good faith, for its own account or for the account of others,

(1)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any original

(a)	Certificated Security,

(b)	deed, mortgage, or other instrument conveying title to, or creating or discharging a lien upon, real property,

(c)	Evidence of Debt,

(d)	written Instruction,

which

(i)

bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

(ii)	is altered, or

(iii)	is lost or stolen;

(2)	guaranteed in writing or witnessed any signature upon transfer, assignment, bill of sale, power of attorney, Guarantee, endorsement of any items listed in (a) through (d) above;

(3)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is Counterfeit.

Actual physical possession of the items listed in (a) through (d) above by the Insured or its correspondent bank or other authorized representative is a condition precedent to the Insured’s having relied on the faith of such items

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

2.	Section 2. EXCLUSION (w) is deleted in its entirety and replaced with the following:

(w)	loss involving any Uncertificated Security except when covered under Insuring Agreement (A) or (E),

3.	Section 1. DEFINITIONS is amended by deleting (h) in its entirety and replaced with the following:

(h)

Forgery and Forged means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

4.	Section 1. DEFINITIONS is amended by deleting (j) in its entirety and replaced with the following:

(j)	Instruction means an order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge or the Uncertificated Security specified therein be registered.

5.	Section 1. DEFINITIONS is amended by deleting (o) in its entirety and replacing it with the following:

(o)

Property means Money, Certificated Securities, Initial Transaction Statement, Statement of Uncertificated, Negotiable Instruments, Certificates of Deposit, Documents of Title, Acceptances , Evidences of Debt, Security Agreements, Withdrawal Orders, Certificates of Origin or Title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically,

FIG-4041-FD (7-98) Page 1 Continental Insurance Company Insured Name: First Eagle Alternative Credit, LLC	Policy No: Endorsement No: Effective Date:	652012475 12 01/31/2022

© CNA All Rights Reserved.

gems,	jewelry, precious metals in bars or ingots, and tangible items of personal property which are not hereinbefore enumerated.

6.	Section 1. DEFINITIONS is amended by adding the following:

(t)	Initial Transaction Statement means the first written statement signed by or on behalf of the issuer of an Uncertificated Security sent to the registered owner or registered pledgee containing:

(1)	a description of the issue of which the Uncertificated Security is a part; and

(2)	the number of shares or units transferred to the registered owner, pledged by the registered owner tot he registered pledgee, or released from pledge by the registered pledgee; and

(3)	the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee; and

(4)	the date of transfer pledge or release was registered.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

FIG-4041-FD (7-98) Page 2 Continental Insurance Company Insured Name: First Eagle Alternative Credit, LLC	Policy No: Endorsement No: Effective Date:	652012475 12 01/31/2022

© CNA All Rights Reserved.

TELEFACSIMILE TRANSFER FRAUD ENDORSEMENT

In consideration of the premium paid for this Policy, it is understood and agreed that the attached bond is amended by adding an Insuring Agreement as follows:

TELEFACSIMILE TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the Computer System Fraud Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction

(1)	purports and reasonably appears to have originated from

(a)	a Customer of the Insured,

(b)	another financial institution, or

(c)	another office of the Insured

but, in fact, was not originated by the Customer or entity whose identification it bears; and

(2)	contains a valid test code which proves to have been used by a person who was not authorized to make use of it.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative ________________________________________________________________________

(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

GSL11675XX (12-08) Page 1 Continental Insurance Company Insured Name: First Eagle Alternative Credit, LLC	Policy No: Endorsement No: Effective Date:	652012475 13 01/31/2022

© CNA All Rights Reserved.

AMEND GENERAL AGREEMENT B. WRITTEN NOTICE REQUIREMENT

In consideration of the premium paid for this policy, it is understood and agreed that It is agreed that General Agreement B. ADDITIONAL OFFICES OR EMPLOYEES – CONSOLIDATION, MERGER OR PURCHASE OF ASSETS – NOTICE subparagraph (i) is deleted in its entirety and replaced with the following:

(i)	give the Underwriter written notice within 90 days of such action and notice is waived for acquisitions and mergers that represent less than 25% of your assets and

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

GSL18202XX (3-10) Page 1 Continental Insurance Company Insured Name: First Eagle Alternative Credit, LLC	Policy No: Endorsement No: Effective Date:	652012475 14 01/31/2022

© CNA All Rights Reserved.

VOICE INITIATED TRANSFER FRAUD

It is agreed that:

1.	The attached bond is amended by adding an Insuring Agreement as follows:

VOICE INITIATED TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer’s account through a Computer System covered under the terms of the Computer System Fraud Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from:

(1)	an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer,

(2)	an individual person who is a Customer of the Insured, or

(3)

an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds, and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in (1), (2), or (3) above, provided that there are Standing Voice Initiated Transfer Instructions, and:

i.	the request came in via email or fax; and

ii.	the Insured spoke to the customer and confirmed that the wire request came from an authorized individual; and

iii.	the Insured initialed the wire transfer request and wrote the name of the authorized individual with whom they confirmed the wire transfer; and

iv.	the Insured verified that the e-mail request or fax request originated from the e-mail address or fax number consistent with past practice;

or, there are no Standing Voice Initiated Transfer Instructions and the Insured obtained an original signed Letter of Authorization and has met paragraphs i. through iv. Above.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative ________________________________________________________________________

(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

GSL3895XX (3-08) Page 1 Continental Insurance Company Insured Name: First Eagle Alternative Credit, LLC	Policy No: Endorsement No: Effective Date:	652012475 15 01/31/2022

© CNA All Rights Reserved.

TRADE AND ECONOMIC SANCTIONS ENDORSEMENT

In consideration of the premium paid, a new condition is added to the policy as follows:

This policy does not provide coverage for Insureds, transactions or that part of Loss that is uninsurable under the laws or regulations of the United States concerning trade or economic sanctions.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative ________________________________________________________________________

(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

GSL7132 (10-04) Page 1 Continental Insurance Company Insured Name: First Eagle Alternative Credit, LLC	Policy No: Endorsement No: Effective Date:	652012475 16 01/31/2022

© CNA All Rights Reserved.

UNCOLLECTIBLE ITEMS OF DEPOSIT COVERAGE

In consideration of the premium paid, it is agreed that the Bond is amended as follows:

1.	The following term is added to Section I. DEFINITIONS of the CONDITIONS AND LIMITATIONS section:

Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

2.	The following language is added to the INSURING AGREEMENTS section as follows:

UNCOLLECTIBLE ITEMS OF DEPOSIT COVERAGE

Loss resulting directly from payments of dividends or fund shares, or withdrawals from a customer’s account as direct result of Items of Deposit which are not paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A).

In order for coverage to apply under this Insuring Agreement, the Insured must hold Items of Deposit for the minimum number of days (thirty) before permitting any redemption’s or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

Items of Deposit shall not be deemed uncollectible until the Insured’s standard collection procedures have failed.

3.	The following is added to Section 2, EXCLUSIONS:

•

Any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, Puerto Rico, Territories and possessions of the United States of America or Canada.

4.	The following is added to Section 4, LIMIT OF LIABILITY:

Solely with respect to any Loss resulting from Uncollectible Items of Deposit, the following shall apply:

$100,000	Single Loss Limit of Liability
$100,000	Annual Aggregate
$10,000	Single Loss Deductible

All other provisions of the Bond remain unchanged.

ENDORSEMENT NUMBER: 17

POLICY NUMBER: 652012475

ISSUED TO: First Eagle Alternative Credit, LLC

EFFECTIVE DATE OF ENDORSEMENT: 01/31/2022

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown above.

By Authorized Representative ________________________________________________________________________

(No signature is required if this endorsement is issued with the Policy or if it is effective on the Policy Effective Date)

PRO-4190-A (ED. 03/04)

FRAUDULENT TRANSFER INSTRUCTIONS RIDER

SCHEDULE
Single Loss Limit of Liability	$25,000
Single Loss Deductible	$10,000
Amount of Transfer Above Which Verification is Required	$10,000

In consideration of the premium charged it is understood and agreed that the bond is amended as follows:

I.	The section entitled INSURING AGREEMENTS, is amended to add the following new Insuring Agreement:

•	FRAUDULENT TRANSFER INSTRUCTIONS RIDER

Loss resulting directly from the Insured having, in good faith, transferred Money on deposit in a Customer’s account, or a Customer’s Certificated Securities, in reliance upon a fraudulent instruction transmitted to the Insured via telefacsimile, telephone, or electronic mail; provided, however that:

1.	The fraudulent instruction purports, and reasonably appears, to have originated from:

a.	such Customer,

b.	an Employee acting on instructions of such Customer; or

c.	another financial institution acting on behalf of such Customer with authority to make such instructions; and

2.	The sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and

3.	The sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee of the Insured; and

4.	The instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and

5.

For any transfer exceeding the amount set forth in paragraph III. of this Rider, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured’s Written agreement with such Customer or other verification procedure approved in writing by the Underwriter; and

6.	The Insured preserved a contemporaneous record of the call back, if any, and of the instruction which verifies use of the authorized password, PIN or other security code of the Customer.

As used in this Rider, Customer means a natural person or entity which has a written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction.

Provided always, it shall be a condition precedent to coverage under this Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.

CNA80617XX (11-14) Page 1 Continental Insurance Company Insured Name: First Eagle Alternative Credit, LLC	Policy No: Endorsement No: Effective Date:	652012475 18 01/31/2022

© CNA All Rights Reserved.

II.

Solely with respect to the coverage provided by this Insuring Agreement, the section entitled CONDITIONS AND LIMITATIONS, the paragraph entitled EXCLUSIONS is amended to add the following new exclusions:

•

loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer’s password, PIN or other security code; and

•

loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet, unless:

1.	each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or

2.	the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured.

III.

Solely with respect to the coverage provided by this Insuring Agreement, the section entitled CONDITIONS AND LIMITATIONS, the paragraph entitled LIMIT OF LIABILITY is amended to add the following new paragraph:

The Single Loss Limit of Liability and Single Loss Deductible applicable to loss under this Insuring Agreement are set forth in the Schedule. Provided always, the Liability of the Underwriter under this Insuring Agreement shall be a part of, not in addition to, the Aggregate Limit of Liability of this Bond.

For purposes of this Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as Single Loss.

Provided always, the amount of any single transfer for which verification via a call back will be required is set forth on the Schedule.

All other terms and conditions of the Bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

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CRYPTOCURRENCY EXCLUSION RIDER

In consideration of the premium, Section 2, Exclusions set forth in the CONDITIONS AND LIMITATIONS is amended to add the following exclusion:

This bond does not cover loss resulting directly or indirectly from the theft, destruction, disappearance, misplacement, or change in value of any virtual or digital currency in which cryptography or other encryption security techniques are used to regulate the generation of units of currency and/or verify the transfer of funds, operating independently of a central bank, including when such virtual or digital currency cannot be retrieved or accessed for any reason.

All other terms and conditions of the Bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

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SOCIAL ENGINEERING FRAUD COVERAGE RIDER

In consideration of the premium, the bond is amended as follows:

I.	Item 4. of the Declarations is amended by the addition of the following:

Social Engineering Fraud Insuring Agreements

a.	Bond Period Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability: $250,000

b.	Single Loss Limit of Liability and Single Loss Deductible if a Callback Verification is Not Performed:

Single Loss Limit of Liability	Single Loss Deductible
$250,000	$50,000

c.	Single Loss Limit of Liability and Single Loss Deductible if a Callback Verification is Performed:

Single Loss Limit of Liability	Single Loss Deductible
$250,000	$50,000

II.	The Insuring Agreements is amended to add the following Insuring Agreements:

A.	Social Engineering Fraud

Loss of Funds resulting directly from an Insured having, in good faith, transferred Funds from such Insured’s account as a result of Social Engineering Fraud committed by a person or entity, who is not, but purports to be, a Vendor, Employee, Customer, or Transactional Counterparty.

B.	Social Engineering Fraud Caused by an Employee

Loss of Funds resulting directly from an Insured having, in good faith, transferred Funds from such Insured’s account as a result of Social Engineering Fraud when it is established that the loss was the direct result of dishonest or fraudulent acts committed by an Employee:

1.	acting alone and purporting to be a Vendor, Employee, Customer, or Transactional Counterparty; or

2.	in collusion with any person or entity who is not, but purports to be, a Vendor, Employee, Customer, or Transactional Counterparty.

III.	Solely with respect to the coverage provided by this Rider, Section 1, Definitions of the Conditions and Limitations is amended as follows:

A.	The following definitions are added:

Callback Verification means an attempt to verify the identity of the Vendor, Employee, Customer, or Transactional Counterparty and the authenticity of a Communication by means of:

(1) a verbal conversation using a Pre-Determined Telephone Number; or

(2) another pre-established commercially reasonable out of band verification procedure.

Communication means an electronic, telefacsimile, telephone or written instruction received by the Insured that:

(1)	establishes or changes the method, destination or account for payment or delivery of Funds;

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(2)	contains a misrepresentation of a material fact; and

(3)	is relied upon by any Employee, believing it to be true.

Customer means a person or an entity who is a client or accountholder of the Insured.

Funds mean Money on deposit in an account with a credit balance.

Pre-Determined Telephone Number means a telephone number that:

(1)	was provided by the Vendor, Employee, Customer, or Transactional Counterparty, when the written agreement or other arrangement was first established with the Insured; or

(2)

replaced a telephone number previously provided by the Vendor, Employee, Customer, or Transactional Counterparty, provided that confirmation of the legitimacy of the replacement telephone number was achieved through a pre-established commercially reasonable out of band verification procedure.

Social Engineering Fraud means the intentional misleading of an Employee through the use of a Communication.

Transactional Counterparty means any person or entity with whom the Insured has entered into a prior written agreement pursuant to which such person or entity is authorized to instruct the Insured to make payments or transfer funds.

Vendor means a person or entity that has provided goods or services to the Insured under a genuine, pre-existing:

(1)	written agreement; or

(2)	other arrangement.

Vendor does not mean any financial institution, asset manager, armored motor vehicle company, automated clearinghouse, custodian, or similar entity.

B.	Definition (e) Employee is amended to add the following:

Employee also means any owner, member, or manager, or any duly elected or appointed director, officer, trustee, or governor, of the Insured.

IV.	Solely with respect to the coverage provided by this Rider, Section 4, Limit of Liability of the Conditions and Limitations is amended as follows:

A.	The following paragraphs are added:

1.

The Underwriter’s total liability for all losses covered under the Social Engineering Fraud Insuring Agreement will not exceed the Bond Period Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability. This amount is a sublimit, which is part of and not in addition to, the Aggregate Limit of Liability shown in Item 3. of the Declarations.

2.

The Underwriter’s liability for each Single Loss covered under the Social Engineering Fraud Insuring Agreement will not exceed the Single Loss Limit of Liability set forth in subpart b. of Paragraph I. of this Rider.

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Notwithstanding the foregoing, the Single Loss Limit of Liability set forth in subpart c. of Paragraph I. of this Rider will apply if, prior to the Insured making each transfer of Funds, the Insured:

a.

attempted to verify, and reasonably believed it verified, the authenticity and accuracy of the Communication received from a person or entity purporting to be a Vendor, Employee, Customer, or Transactional Counterparty; and

b.

performed a Callback Verification which was recorded, logged, or otherwise documented by the Insured. These amounts are sublimits of liability, which are part of and not in addition to, the Bond Period Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability and the Aggregate Limit of Liability shown in Item 3. of the Declarations.

3.

The Underwriter’s liability for each Single Loss covered under the Social Engineering Fraud Caused by an Employee Insuring Agreement will be the same amount as the Single Loss Limit of Liability applicable to Insuring Agreement (A) Fidelity. This amount is a sublimit of liability, which is part of and not in addition to, the Aggregate Limit of Liability shown in Item 3. of the Declarations.

B.	The paragraph entitled Single Loss Defined is amended to add the following:

With respect to the Social Engineering Fraud Insuring Agreement, Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F, resulting from the same person or entity, who is not, but purports to be, a Vendor, Employee, Customer, or Transactional Counterparty, whether that person or entity is acting alone or with others.

With respect to the Social Engineering Fraud Caused by an Employee Insuring Agreement, Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F, resulting from the same Employee, whether that Employee is acting alone or with others.

V.	Solely with respect to the coverage provided by this Rider, Section 11, Deductible Amount of the Conditions and Limitations is amended to add the following:

The Single Loss Deductible amounts applicable to the Social Engineering Fraud Insuring Agreement are set forth in Paragraph I. of this Rider.

The Single Loss Deductible amount applicable to the Social Engineering Fraud Caused by an Employee Insuring Agreement will be the same amount as the Single Loss Deductible applicable to Insuring Agreement (A) Fidelity.

VI.	Solely with respect to the coverage provided by the Social Engineering Fraud Insuring Agreement, Section 2, Exclusions of the Conditions and Limitations is amended to add the following exclusions:

This bond does not cover:

•	loss resulting directly or indirectly from any investment in securities, or ownership in any corporation, partnership, real property, or similar instrument, whether or not such investment is genuine;

•	loss resulting directly or indirectly from the failure, malfunction, illegitimacy, inappropriateness, or inadequacy of any product or service;

•	loss resulting directly or indirectly from any person or entity’s use of or acceptance of any credit, debit or charge card, or similar card or instrument, whether or not genuine;

•	loss resulting directly or indirectly from any gambling, game of chance, lottery, or similar game;

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•	loss resulting directly or indirectly from any actual, alleged or attempted kidnap, extortion, or ransom demand; or

•	loss of or damage to Money or securities while in the mail or in the custody of any carrier for hire, including but not limited to any armored motor vehicle company.

VII.	Solely with respect to the coverage provided by this Rider, exclusion (h) set forth in Section 2, Exclusions of the Conditions and Limitations is deleted.

VIII.	Section 2, Exclusions of the Conditions and Limitations is amended to add the following exclusion:

Except for the coverage afforded by this Social Engineering Fraud Coverage Rider, this bond does not cover loss resulting directly or indirectly from or in any way involving, in whole or in part, Social Engineering Fraud.

All other terms and conditions of the Bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

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First Eagle Alternative Credit, LLC

FRAUDULENT MORTGAGES INSURING AGREEMENT RIDER

It is agreed that:

I.	Item 4. of the Declarations is amended by the addition of the following:

FRAUDULENT MORTGAGES INSURING AGREEMENT

•	Single Loss Limit of Liability: $100,000

•	Single Loss Deductible: $10,000

II.	The section entitled INSURING AGREEMENTS is amended to add the following new Insuring Agreement:

FRAUDULENT MORTGAGES

Loss resulting directly from the Insured’s having, in good faith and in the course of business in connection with any Loan, accepted or received or acted upon the faith of any real property mortgages, real property deeds of trust or like instruments pertaining to realty or assignments of such mortgages, deeds of trust or instruments which prove to have been defective by reason of the signature thereon of any person having been obtained through trick, artifice, fraud or false pretenses or the signature on the recorded deed conveying such real property to the mortgagor or grantor of such mortgage or deed of trust having been obtained by or on behalf of such mortgagor or grantor through trick, artifice, fraud or false pretenses.

III.	The CONDITIONS AND LIMITATIONS, Section 1. DEFINITIONS is amended to add the following new definition:

Loan means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

IV.	The CONDITIONS AND LIMITATIONS, Section 2. EXCLUSIONS, exclusion (e) is amended to add the following at the end:

This exclusion does not apply to loss covered under the FRAUDULENT MORTGAGES INSURING AGREEMENT.

V.	Solely with respect to the coverage provided by this Rider, the CONDITIONS AND LIMITATIONS, Section IV. LIMIT OF LIABILITY, is amended to add the following:

Provided always, the Single Loss Limit of Liability for the FRAUDULENT MORTGAGES INSURING AGREEMENT as set forth in Paragraph I. of this Rider, is a sublimit of liability that is part of, and not in addition to, the Aggregate Limit of Liability set forth in Item 3. of the Declarations. In no way shall this sublimit serve to increase the Underwriter’s Aggregate Limit of Liability under this bond.

All other terms and conditions of the Bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

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ADDING OR DEDUCTING INSUREDS RIDER

It is agreed that:

1. At the request of the Insured, the Underwriter x the list of Insured under the attached bond the following:

Accepted:

ADDING OR DEDUCTING INSUREDS RIDER

FOR USE WITH ALL FORMS OF BONDS CONTAINING A JOINT

INSURED CLAUSE OR RIDER. TO ADD OR DEDUCT JOINT

INSUREDS.

REVISED TO MAY, 1957.

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must Be Completed		Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
Rider/Endorsement No.	Policy No.	Issued to:	Effective date of
22	652012475		this rider/endorsement

		Countersigned by

Authorized Representative

SR 5109a

(ED. 5/57)

CLAIM EXPENSES COVERAGE RIDER

In consideration of the premium, the bond is amended as follows:

I.	Insuring Agreement (A) Fidelity set forth in the Section entitled Insuring Agreements is amended to add the following paragraph:

•

Reasonable and necessary claim expenses incurred and paid by the Insured, with prior approval from the Underwriter, in preparing any claim for a loss payable pursuant to the paragraph above, up to the amount of $50,000 with respect to any Single Loss, which amount will be:

(a)	part of and not in addition to the Single Loss Limit of Liability shown in Item 4 of the Declarations for the Fidelity Insuring Agreement; and

(b)	subject to the Single Loss Deductible shown in Item 4 of the Declarations.

Such claim expenses include, but are not limited to, expenses incurred by the Insured for audits or examinations required by state or federal supervisory authorities to be conducted either by such authorities or by independent accountants as the result of loss sustained by the Insured in excess of the applicable Single Loss Deductible.

II.

Solely with respect to the coverage afforded under this rider, exclusion (u) set forth in Section 2, Exclusions of the Section entitled Conditions and Limitations is deleted and replaced with the following:

(u)	all fees, costs and expenses incurred by the Insured:

(1)	in establishing the existence or amount of loss covered under this bond, except to the extent covered under Insuring Agreement (A) Fidelity, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered under this bond;

All other terms and conditions of the Bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

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AUDIT EXPENSES COVERAGE RIDER

In consideration of the premium, the bond is amended as follows:

I.	Insuring Agreement (A) Fidelity set forth in the Section entitled Insuring Agreements is amended to add the following:

•

Reasonable and necessary expenses incurred and paid by the Insured, for that part of the cost of audits or examination required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss payable pursuant to the paragraph above, up to the amount of $50,000 with respect to any Single Loss, which amount will be:

(a)	part of and not in addition to the Single Loss Limit of Liability shown in Item 4 of the Declarations for the Fidelity Insuring Agreement; and

(b)	subject to the Single Loss Deductible shown in Item 4 of the Declarations.

II.

Solely with respect to the coverage afforded under this rider, exclusion (u) set forth in Section 2, Exclusions of the Section entitled Conditions and Limitations is deleted and replaced with the following:

(u)	all fees, costs and expenses incurred by the Insured

(1)	in establishing the existence or amount of loss covered under this bond, except to the extent covered under Insuring Agreement (A) Fidelity, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered under this bond;

All other terms and conditions of the Bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

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EXHIBIT C

THL CREDIT, INC.

THE CREDIT ADVISORS LLC

JOINT D&O INSURANCE POLICY AGREEMENT

&

FIDELITY BOND ALLOCATION AGREEMENT

AGREEMENT, made as of the 29th day of June, 2019 between THL Credit, Inc. and THL Credit Advisors LLC (each an “Insured” and together, the “Insureds”) pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), relating to the Insureds’ joint Directors and Officers/Errors and Omissions Liability Insurance Policy (the “Policy”) and Joint Investment Fidelity Institution Bond (the “Bond”).

The undersigned hereby agree to pay the portion of the premiums for the Policy and the Bond in the amounts, as applicable, based upon the proportions as set forth on Annex A hereto.

The undersigned herby agree that in the event recovery is received under the Policy as a result of a loss sustained by one or more of the Insureds, each Insured entitled to share in such recovery shall receive an equitable and proportionate share of the recovery.

THL CREDIT, INC.

/s/ Christopher J. Flynn
Name: Christopher J. Flynn
Title: Chief Executive Officer

THL CREDIT ADVISORS LLC

/s/ Terrence W. Olson
Name: Terrence W. Olson
Title: Chief Operations Officer & Chief Financial Officer

ANNEX A

Policy Allocation:

Insured	Percentage of Premiums
THL Credit, Inc.	75%
THL Credit Advisors LLC	25%

Bond Allocation:
Insured	Percentage of Premiums
THL Credit, Inc.	75% for the first $900,000 of coverage and 0% for the remaining $100,000 of incremental coverage
THL Credit Advisors LLC	25% for the first $900,000 of coverage and 100% for the remaining $100,000 of incremental coverage